Filed pursuant to Rule 433
October 2, 2007

Relating to
Preliminary Prospectus Supplement dated October 1, 2007 to
Prospectus dated May 8, 2006
Registration Statement No. 333-133908

KIMCO REALTY CORPORATION
DEPOSITARY SHARES
EACH REPRESENTING 1/100 OF A SHARE OF
7.75% CLASS G CUMULATIVE REDEEMABLE PREFERRED STOCK

FINAL TERM SHEET

Issuer:	Kimco Realty Corporation

Securities Offered:	Depositary shares each representing 1/100 of a share of	7.75% Class G cumulative
redeemable preferred stock

Transaction Size:	16,000,000 depositary shares (with an option to purchase up to 2,400,000 additional depositary shares to cover over-allotments)

Public Offering Price:	$25.00 per depositary share

Type of Security:	SEC Registered

Expected Ratings*:	Moody’s: Baa2 (Stable), S&P: BBB+ (Stable)

Maturity:	Perpetual

Redemption:	The Class G preferred stock and the depositary shares representing the Class G preferred stock are not redeemable until October 10, 2012. On or after October 10, 2012, such shares may be redeemed for cash at the Issuer’s option, in whole or in part, at a redemption price of $2,500.00 per share of Class G preferred stock (equal to $25.00 per depositary share), plus any accrued and unpaid dividends to, but excluding, the date of redemption

Aggregate Liquidation Preference:	$400,000,000 ($2,500 per share of Class G preferred stock, equivalent to $25.00 per depositary share)

Dividend Rate (Cumulative):	Subject to declaration by the Issuer’s Board of Directors, payable quarterly in arrears on
January 15, April 15, July 15 and October 15 of each year, commencing January 15, 2008, at the rate of 7.75% of the $2,500.00 liquidation preference per year, or $193.75 per year per share of Class G preferred stock (equal to $1.9375 per year per depositary share)

Purchase Price by Underwriters:	$24.2125 per depositary share

Net Proceeds to Issuer (before	$387,400,000 ($445,510,000 if the over-allotment option is exercised in full) after
expenses):	deducting underwriting discounts

Settlement Date:	October 10, 2007 (T+5)

CUSIP Number:	49446R844

ISIN Number:	US49446R8447

Listing:	The Issuer intends to file an application with the NYSE and trading is expected to begin within 30 days of issuance

Bookrunners:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS
Securities LLC, and Wachovia Capital Markets, LLC

Lead Manager:	RBC Dain Rauscher Inc.

Co-Managers:	Deutsche Bank Securities Inc., Raymond James & Associates, Inc., Stifel, Nicolaus &
Company, Incorporated

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated October 1, 2007) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling (i) Citigroup Global Markets Inc. toll-free 1-877-858-5407, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408, (iii) UBS Securities LLC toll-free 1-888-722-9555, ext. 1088, or (iv) Wachovia Capital Markets, LLC toll-free 1-866-289-1262.